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Exhibit 99.1

VERITAS DGC INC.

Criteria and Procedures Regarding Director Nominations

Qualification and Nomination of Director Candidates

        The Nominating and Corporate Governance Committee ("Committee") has the responsibility under its Charter to recommend nominees for election as directors to the Board of Directors ("Board").

        In considering candidates for the Board, the Committee considers the entirety of each candidate's credentials. Although there is currently no set of specific minimum qualifications that must be met by a nominee recommended by the Committee, as different factors may assume greater or lesser significance at particular times and the needs of the Board may vary in light of its composition and the Committee's perceptions about future issues and needs, each nominee is expected to be of the highest ethical character and share the values of the Company as reflected in its culture and mission statement and have sufficient time available to attend to his or her substantial duties and responsibilities to the Company. In making its evaluation and recommendation of candidates, the Committee may consider, among other factors, whether prospective nominees have relevant business and financial experience and have industry or other specialized expertise. In addition and recognizing that a majority of the Board must be "independent," the Committee will consider whether the director needs to be and is "independent" that term may be legally defined and whether the nominee is without the appearance of any conflict or obligation to any particular constituency.

        The Committee may consider candidates for the Board from any reasonable source, including from a search firm engaged by the Committee or stockholder recommendations (provided the procedures set forth below are followed). The Committee does not intend to alter the manner in which it evaluates candidates based on whether the candidate is recommended by a stockholder or not. However, in evaluating a candidate's relevant business experience, the Committee may consider previous experience as a member of the Board.

Recommendation of Director Candidates by Stockholders

        Stockholders or a group of stockholders may recommend potential candidates for consideration by the Committee by sending a written request to the Company's Corporate Secretary not earlier than the 150th calendar day and not later than the 90th calendar day before the anniversary of the date the Company's proxy statement was released to security holders in connection with the preceding year's annual meeting. Such written request shall be sent to the Company's principal executive offices, 10300 Town Park Drive, Houston, Texas 77072, Attn: Corporate Secretary. The written request must include the candidate's name, contact information, biographical information and qualifications. The request must also include the potential candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if nominated and elected. The stockholder or group of stockholders making the recommendation must also disclose, with the written request described above, the number of securities that the stockholder or group beneficially owns and the period of time the stockholder or group has beneficially owned the securities. Additional information may be requested from time to time by the Committee from the nominee or the stockholder.

        In accordance with SEC rules, if the Committee receives not later than 120 calendar day before the anniversary of the date the Company released its prior year's proxy statement to stockholders, a recommended nominee from any stockholder or group beneficially owning more than 5% of the Company's voting stock (and who has owned such amount for at least one year), the Company will disclose the identity of the candidate and the stockholder or group that recommended the candidate as well as whether the Committee chose to nominate the candidate, provided that disclosure of the names will not be made without the written consent of both the candidate and the stockholder or group that made the recommendation.

Nomination of Directors Directly by Stockholders

        The stockholder recommendation procedures described above do not preclude a stockholder of record from making nominations of directors or making proposals directly at any annual stockholder meeting provided they comply with the requirements set out in the Company's bylaws and, for their proposal to be included in the Company's proxy, with the proxy requirements under Regulation 14A of the Securities Exchange Act of 1934, as amended.

        Under the Company's current bylaws, stockholder nominations may be made only by a stockholder of record who, at the time of giving notice of its intention to make a nomination, is entitled to vote in the election of directors at the meeting and who delivers to the Company's Corporate Secretary written notice not less than 90 days nor more than 120 days before that date which is the first anniversary of the preceding year's annual meeting. Such notice must be sent to the Company's principal executive offices, 10300 Town Park Drive, Houston, Texas 77072 Attn: Corporate Secretary. If the annual meeting is advanced by more than 30 days, or delayed by more than 90 days, from the anniversary date of the preceding year's annual meeting, the nomination must be delivered not earlier than the 120th day prior to the current year's annual meeting and not later than the later of (1) the 90th day prior to the annual meeting or (2) the 10th day following the announcement of the change in the annual meeting date. Any notice of nominations for the election of directors must set forth the information concerning the stockholder giving the notice and each nominee as required by the Company's bylaws.

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  Exhibit 99.1